Exhibit 2
STOCK PURCHASE AGREEMENT
STOCK PURCHASE AGREEMENT (this “Agreement”) made as of this 19th day of November, 2009 between China Holdings Acquisition Corp., a Delaware corporation (“Buyer” or “China Holdings”), the signatory on the execution page hereof (“Seller”) and solely for the purposes of Sections 4(d), 7 and 8 hereof, Paul K. Kelly (“Kelly”) and James D. Dunning, Jr. (“Dunning” and together with Kelly, the “Insiders”) and solely for the purposes of Section 8 hereof, China Ceramics Co., Ltd. (“China Ceramics”).
WHEREAS, Buyer was organized for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business (“Business Combination”); and
WHEREAS, Buyer consummated an initial public offering in November 2007 (“IPO”) in connection with which it raised gross proceeds of approximately $128 million, a significant portion of which was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer and Trust Company (“Continental”) pending the consummation of a Business Combination, or the dissolution and liquidation of Buyer in the event it is unable to consummate a Business Combination on or prior to November 21, 2009; and
WHEREAS, Buyer has entered into that certain Merger and Stock Purchase Agreement (the “Acquisition Agreement”) dated as of August 19, 2009, by and among China Holdings, China Ceramics, a wholly-owned subsidiary of China Holdings, Success Winner Limited, Jinjiang Hengda Ceramics Co., Limited and Wong Kung Tok, the sole shareholder of Success Winner Limited (the “Acquisition”); and
WHEREAS, the approval of the Acquisition is contingent upon, among other things, the affirmative vote of holders of a majority of the outstanding common shares of China Holdings which are present and entitled to vote at the special meeting called to approve the Acquisition; and
WHEREAS, pursuant to certain provisions in Buyer’s certificate of incorporation, a holder of shares of Buyer’s common stock issued in the IPO may, if it votes against the Acquisition, demand that Buyer convert such common shares into cash (“Conversion Rights”); and
WHEREAS, the Acquisition cannot be consummated if holders of 33.33% or more of China Holdings common stock issued in the IPO exercise their Conversion Rights; and
WHEREAS, Seller has agreed to sell to Buyer and Buyer has agreed to purchase from Seller the common shares set forth on the execution page of this Agreement (“Shares”) for the purchase price per share set forth therein (“Purchase Price Per Share”) and for the aggregate purchase price set forth therein, (“Aggregate Purchase Price”) plus the fees set forth therein (the “Fees”).
NOW, THEREFORE, for and in consideration of the mutual covenants hereinafter set forth and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
1. Purchase. Seller hereby agrees to sell to Buyer and Buyer hereby agrees to (i) purchase from Seller at the Closing (as defined in Section 4(c)) the Shares at the Purchase Price Per Share, for the Aggregate Purchase Price and (ii) pay the Fees to Seller at the Closing.

2. Agreement not to Convert. In further consideration of the Aggregate Purchase Price and the Fees, provided that the representations and warranties made by Buyer in Section 6 hereof are true and correct on the date of the stockholder meeting in connection with the approval of the Acquisition with the same effect as though made on such date and Buyer has complied in all material respects with its obligations set forth in this Agreement through such date, Seller hereby agrees it has not and will not exercise its Conversion Rights or, if it has already exercised its Conversion Rights, it hereby withdraws and revokes such exercise and will execute all necessary documents and take all actions required in furtherance of such revocation.
3. No Right to Additional Shares. In connection with the Acquisition, China Holdings’s stockholders of record are entitled to receive one share of China Ceramics common stock for each share of China Holdings common stock owned immediately prior to the consummation of the Acquisition (the “Exchange”). Although Seller will be a stockholder of record immediately prior to the Acquisition, Seller hereby acknowledges that Seller irrevocably waives any right, title or interest it may have in receiving any such China Ceramics common stock distributed pursuant to the Exchange. Seller hereby acknowledges that by virtue of the sale hereunder and receipt of payment by Seller of the Aggregate Purchase Price, Seller will not become a stockholder of China Ceramics. Additionally, each of Buyer and Seller hereby agree and acknowledge that this provision is material to this Agreement and a significant consideration in Buyer’s willingness to enter into this Agreement. Notwithstanding the foregoing, such waiver shall not be effective in the event that Seller does not timely receive the Aggregate Purchase Price and the Fees pursuant to the terms of this Agreement.
4. Closing Matters.
(a) Upon execution of this Agreement, Buyer shall send the notice attached as Annex 1 hereto to Continental.
(b) Prior to the Closing, Seller shall deliver or cause to be delivered to Buyer appropriate instructions for book entry transfers of ownership of the Shares from Seller to Buyer.
(c) The closing of the purchase and sale of the Shares (“Closing”) will occur on the date on which Buyer’s Trust Account is liquidated in connection with the consummation of the Acquisition, which consummation shall occur no later than 11:59 p.m. on November 21, 2009 (the “Closing Date”). At the Closing, Buyer shall pay Seller the Aggregate Purchase Price and the Fees by wire transfer from China Holdings’s Trust Account of immediately available funds in accordance with the Irrevocable Instructions attached as Annex I hereto to an account specified by Seller and Seller shall deliver the Shares to Buyer electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal at Custodian) System to an account specified by Buyer. It shall be a condition to the obligation of Buyer on the one hand and Seller on the other hand, to consummate the transfer of the Shares contemplated hereunder that the other party’s representations and warranties are true and correct on the Closing Date with the same effect as though made on such date, unless waived in writing by the party to whom such representations and warranties are made.
(d) In the event that the Acquisition is not consummated by 11:59 p.m. eastern standard time on November 21, 2009 and Buyer has not dissolved and liquidated its assets and paid Seller the liquidation value of its Shares by December 1, 2009, then Buyer shall pay to Seller in immediately available funds, until Buyer liquidates and distributes its assets to its stockholders, an amount equal to the lesser of (i) 4.0% of the Purchase Price Per Share plus a pro rata portion of the Fees per month (pro-rated on a daily basis based on the date when payment is required and the date such payment is made) or (ii) the highest lawful rate, for each Share held by Seller from the date such payment was required to be made through the date such payment is actually made. Buyer agrees to promptly dissolve and liquidate and distribute its assets in accordance with Delaware law if the Acquisition is not consummated by 11:59 p.m. eastern standard time on November 21, 2009.

(e) In the event that the Acquisition is consummated and Seller has not received the Aggregate Purchase Price and the Fees by November 23, 2009, then Buyer shall pay to Seller in immediately available funds an amount equal to the lesser of (i) 4.0% of the Purchase Price Per Share plus a pro rata portion of the Fees per month (pro-rated on a daily basis based on the date when payment is required and the date such payment is made) or (ii) the highest lawful rate, for each Share held by Seller from the date such payment was required to be made through the date such payment is actually made.
5. Representations and Warranties of the Seller. Seller makes the following representations and warranties to and for the benefit of Buyer on the date hereof and on the Closing.
(a) Sophisticated Seller. Seller is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares to Buyer.
(b) Independent Investigation. Seller, in making the decision to sell the Shares to Buyer, has not relied upon any oral or written representations or assurances from Buyer or any of its officers, directors or employees or any other representatives or agents of Buyer, except as are contained in this Agreement. Seller has had access to all of the filings made by China Holdings with the SEC, pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) and the Securities Act of 1933, as amended (the “Securities Act”) in each case to the extent available publicly via the SEC’s Electronic Data Gathering, Analysis and Retrieval system.
(c) Authority. This Agreement has been validly authorized, executed and delivered by Seller and, assuming the due authorization, execution and delivery thereof by Buyer, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Seller does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Seller is a party which would prevent Seller from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Seller is subject.
(d) No Legal Advice from Buyer. Seller acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Seller’s own legal counsel and investment and tax advisors. Seller is not relying on any statements or representations of Buyer or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by the Agreement.
(e) Ownership of Shares. Prior to the Closing, Seller will be the legal and beneficial owner of the Shares and, to its knowledge, will transfer to Buyer on the Closing Date good title to the Shares free and clear of any liens, claims, security interests, options, charges or any other encumbrance whatsoever, except as otherwise agreed to in writing to Buyer. Buyer acknowledges that the Shares may be transferred without the right to vote them at the meeting of stockholders to approve the Acquisition.
(f) Number of Shares. The Shares being transferred pursuant to this Agreement represent all the common stock owned by Seller as of the date hereof.

(g) Aggregate Purchase Price Negotiated. Seller represents that both the amount of Securities and the Aggregate Purchase Price were negotiated figures by the parties and that the terms and conditions by the parties of this Agreement may differ from arrangements entered into with other holders of Buyer’s common stock.
6. Representations, Warranties and Covenants of Buyer. Buyer makes the following representations, warranties and covenants to and for the benefit of Seller on the date hereof and on the Closing.
(a) Sophisticated Buyer. Buyer is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the purchase of Shares from Seller.
(b) Independent Investigation. Buyer, in making the decision to purchase the Shares from Seller, has not relied upon any oral or written representations or assurances from Seller or any of its officers, directors, partners or employees or any other representatives or agents of Seller, except as are contained in this Agreement.
(c) Authority. This Agreement has been validly authorized, executed and delivered by Buyer and assuming the due authorization, execution and delivery thereof by Seller, is a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject.
(d) No Legal Advice from Seller. Buyer acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Buyer’s own legal counsel and investment and tax advisors. Buyer is relying solely on such counsel and advisors and not on any statements or representations of Seller or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.
(e) Organization. Buyer has been duly organized and is validly existing under the laws of its jurisdiction of organization, with all requisite power and authority to enter into this Agreement, to carry out the provisions and conditions hereof, and to consummate the transactions contemplated hereby.
(f) Liabilities. Buyer (i) has no liabilities, obligations, guarantees or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”) other than those reflected on the Schedule of Liabilities attached hereto, and (ii) has no outstanding Liabilities that are not subject to an effective waiver of claims against the Trust Account, except those Liabilities set forth on such Schedule of Liabilities and indicated as “unwaived,” which Schedule of Liabilities includes, but is not limited to, all Liabilities that resulted from, and potential Liabilities that could result from, target businesses, vendors and service providers that have not waived any claims against the Trust Account.
(g) Title and Liens. (i) Buyer has good title to the Trust Account and all assets in, or credited to, in the Trust Account, and (ii) the Trust Account, together with all assets in, or credited to, the Trust Account, are free and clear of any security interest, mortgage, pledge, lien, charge, encumbrance, title retention agreement or analogous instrument or device (a “Lien”) other than the Liens in favor of Continental for the customary fees and expenses of Continental incurred in connection with the administration of the Trust Account and those creditors set forth on the Schedule of Liabilities attached hereto and indicated as “unwaived”, and (iii) Buyer has not and will not create, incur, or suffer to exist any Lien on the Trust Account or any asset in or credited to the Trust Account, whether arising by contract or agreement or under law.

(h) Waivers of Claims Against Trust Account. Except as otherwise disclosed on the Schedule of Liabilities described in Section 6(f) above, Buyer has not obtained and agrees that it will not obtain, the services of any vendor or service provider unless and until such vendor or service provider acknowledges in writing that it does not have any right, title, interest or claim of any kind in or to any monies, securities, or other assets of the Trust Account and waives any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Buyer and will not seek recourse against the Trust Account for any reason whatsoever; provided that the foregoing shall not apply to Buyer’s independent accountants. In addition, the waiver of claims against the Trust Account agreed to by Buyer and Jinjiang Hengda Ceramics Co. Limited in the Acquisition Agreement shall remain in full force and effect.
(i) Future Indebtedness. Buyer agrees that it shall not incur any Indebtedness (as defined below) in excess of $10,000 in the aggregate, other than Indebtedness listed on Schedule I attached hereto, without the prior written consent of Seller prior to the Closing. “Indebtedness” means (i) indebtedness for borrowed money or the deferred price of property, goods or services (other than trade and other payables incurred in the ordinary course of business), such as reimbursement and other obligations for surety bonds and letters of credit, (ii) obligations evidenced by notes, bonds, debentures or similar instruments, (iii) capital lease obligations, (iv) the net obligations of Buyer under derivative transactions (including, but not limited to, under swap agreements) or commodity transactions, and (v) any other operating expenses or other obligations incurred by Buyer; and (vi) obligations of Buyer under a guarantee of debt of others of the kinds referred to in clauses (i) through (v) above. Notwithstanding anything to the contrary in this Agreement, “Indebtedness” shall not mean or include (i) any contracts or arrangements of Buyer to purchase additional shares of its common stock using proceeds held in the Trust Account, (ii) any taxes owed to any federal, state or local taxing authority and (iii) the payment of any Conversion Rights. The Indebtedness set forth on Schedule I shall be subordinated in payment and performance to the obligation to pay Seller pursuant to this Agreement in a manner reasonably acceptable to Seller.
(j) Trust Account. Buyer confirms that at least $125,278,099 is held in the Trust Account. Buyer covenants that the value of the Trust Account, as of any date of determination, shall not be less than $9.79 per share of Buyer common stock issued in the IPO subject to conversion and shall grant Seller view-only Internet access to the Trust Account to confirm such value.
(k) Irrevocable Instructions to Continental. Upon execution of this Agreement, Buyer is delivering the Irrevocable Instructions attached as Annex 1 to Continental requiring that no funds be released from the Trust Account unless the amounts released from the Trust Account are used to pay in full the amount due to the Seller under this Agreement prior to release of any funds from the Trust Account to Buyer or any other party and Continental has acknowledged and agreed to such Irrevocable Instructions. Seller hereby agrees and consents to the terms of such irrevocable instruction letter. Buyer shall deliver a copy of such Irrevocable Instructions to Seller upon execution of this Agreement. Buyer agrees that it will not enter into an agreement for a replacement of Continental as trustee in connection with the Trust Account unless and until Buyer, such substitute trustee, and any other required signatory shall first deliver to the Seller fully executed Irrevocable Instructions substantially in the form attached as Annex 1 hereto together with all others instructions executed by Continental and Buyer in connection with transfer of any funds in the Trust Account. Upon the replacement of Continental, all references herein to Continental will be to the substitute trustee. Neither the Company shall provide, nor the Insiders shall cause the Company to provide, any instructions with respect to the distribution of the Trust Account that are different from the Irrevocable Instructions without the consent of Seller and all signatories to the Irrevocable Instructions; provided, however, upon written confirmation of Trustee’s compliance with the irrevocable instruction letter and payment of the Aggregate Purchase Price and the Fees to Seller, Buyer may liquidate the Trust Account without further regard to this letter or such irrevocable instructions.

(l) Investments. From the date of this Agreement until all amounts due to the Seller are paid, Buyer agrees to invest the monies in the Trust Account in cash or in a money market fund invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940.
(m) Filings. None of the filings and reports made by Buyer with SEC and available on the SEC’s EDGAR system, as of their respective filing dates, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Prior to Closing, Buyer agrees to make all required filings with the SEC under the federal securities laws.
7. Representations, Warranties and Covenants of Insiders and China Ceramics. Each Insider makes the following representations, warranties and covenants to and for the benefit of Seller on the date hereof and on the Closing.
(a) The execution, delivery and performance of this Agreement by such Insider is a legal, valid and binding agreement of such Insider, enforceable against such Insider in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
(b) Such Insider will not take any action or give any instructions that would result in Buyer breaching this Agreement.
China Ceramics represents and warrants to and for the benefit of Seller on the date hereof and on the Closing that the execution, delivery and performance of this Agreement by China Ceramics is a legal, valid and binding agreement of China Ceramics, enforceable against China Ceramics in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).
8. Indemnification.
(a) In the event that the Aggregate Purchase Price and the Fees are not fully paid to Seller at (a) the Closing or (b) if the Acquisition is not consummated, upon the liquidation of Buyer while Seller owns any Shares, Buyer, China Ceramics and each of the Insiders hereby agree, jointly and severally, to indemnify and hold harmless Seller against any loss incurred in an amount equal to the difference between (i) the sum of the Aggregate Purchase Price, the Fees and the Reimbursable Expenses (as defined in Section 11 hereof), minus (ii) the amount received by Seller from Buyer, plus any default payments incurred pursuant to Section 4(d) and 4(e) hereof. Buyer, China Ceramics and the Insiders agree, jointly and severally, to pay any and all costs, fees and expenses (including counsel fees and expenses) incurred by Seller in enforcing its rights under this Section 8(a).

(b) Buyer, China Ceramics and each of the Insiders (together with their successors) hereby agree, jointly and severally, to indemnify and hold harmless Seller and each of its partners, principals, members, officers, directors, employees, agents, representatives and affiliated or managed funds from and against any and all losses, claims, damages, liabilities and expenses, joint or several, of any kind or nature whatsoever, and any and all actions, inquiries, proceedings and investigations in respect thereof (including any proceeding by any government subdivision and any claim by any former or current securityholder of Buyer), whether pending or threatened, to which any such party may become subject, arising in any manner out of or in connection with this Agreement or the transactions contemplated herein to the fullest extent permitted under applicable law, regardless of whether any of such parties is a party hereto, and immediately upon request reimburse such party for such party’s legal and other expenses as they are incurred in connection with investigating, preparing, defending, paying, settling or compromising any such action, inquiry, proceeding or investigation (including, without limitation, usual and customary per diem compensation for any such party’s involvement in discovery proceedings or testimony); provided that Buyer, China Ceramics and each of the Insiders shall not be liable for any such loss, liability, claim, damage or expense resulting from actions taken by Seller in bad faith or as a result of its gross negligence or willful misconduct.
9. Termination of Purchase Obligation. The obligation of Seller and Buyer to sell and purchase, respectively, the Shares under this Agreement shall become null and void and of no force and effect upon the earlier of (i) the termination of the Acquisition Agreement or abandonment of the Acquisition or (ii) 11:59 p.m. eastern standard time on November 21, 2009 if the Acquisition has not been consummated by such date. Notwithstanding any provision in this Agreement to the contrary, Buyer’s obligation to purchase the Shares from Seller and Seller’s obligation to sell the Shares to Buyer shall be conditioned on the consummation of the Acquisition.
10. Covenant of Seller. After the execution of this Agreement and prior to Closing, Seller shall not acquire any common stock, warrants or other securities of China Holdings or effect any derivative transactions with respect thereto.
11. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement, including, without limitation, legal fees and expenses and all other out-of-pocket costs and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated thereby, shall be the obligation of the respective party incurring such fees and expenses; provided that Buyer shall pay up to $50,000 of the reasonable costs and expenses incurred by Seller in connection with the transactions contemplated by this Agreement (the “Reimbursable Expenses”).
12. Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile or electronic transmission, and any such executed facsimile or electronic copy shall be treated as an original.
13. Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum and irrevocably waives trial by jury.

14. Remedies. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement.
15. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. This Agreement shall not be assigned by either party without the prior written consent of the other party hereto, except that Seller may assign any of its rights and interests to any person or entity, with Buyer’s prior written consent (which consent will not be unreasonably withheld) provided that the performance required of Seller hereunder will not be impaired.
16. Headings. The descriptive headings of the Sections hereof are inserted for convenience only and do not constitute a part of this Agreement.
17. Entire Agreement; Changes in Writing. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby. Neither this Agreement not any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.
18. Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum rate permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum rate permitted by applicable law, any payments in excess of such maximum rate shall be credited against amounts owed by Buyer or the Insiders to the Seller and thus refunded to Buyer or the Insiders, as applicable.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

CHINA HOLDINGS ACQUISITION CORP.
By:	/s/ James D. Dunning, Jr.
	Name:	James D. Dunning, Jr.
	Title:	President

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By:	Victory Park Capital Advisors, LLC,
its investment manager

By:	/s/ Scott R. Zemnick
	Name:	Scott R. Zemnick
	Title:	General Counsel

Address:
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606

The undersigned joins as a party to the foregoing
Agreement for the limited purposes provided in
Section 8 of the Agreement:

CHINA CERAMICS CO., LTD.

By:	/s/ James D. Dunning, Jr.
Name:
Title:

The undersigned joins as parties to the foregoing Agreement for the limited purposes provided in Sections 4(d), 7 and 8 of the Agreement:
/s/ Paul K. Kelly
Paul K. Kelly

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

Purchase Price Per Share: $9.79
Number of Shares: 3,452,237
Aggregate Purchase Price: $33,797,400.23
Fees: $337,974

Annex I
CHINA HOLDINGS ACQUISITION CORP.
970 WEST BROADWAY, PMB 402
JACKSON, WYOMING 83001
November 19, 2009
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Attn:
Re: Trust Account No. (the “Trust Account”)
Gentlemen:
China Holdings Acquisition Corp. (the “Company”) is providing these irrevocable instructions to you in connection with the above described Trust Account established in connection with and pursuant to an Investment Management Trust Agreement dated as of November 21, 2007 between the Company and Continental Stock Transfer & Trust Company as Trustee (the “Trust Agreement”). Capitalized terms used herein shall have the meanings ascribed to such terms in the Trust Agreement.
In the event the Company delivers to you a Termination Letter substantially in the form of Exhibit A to the Trust Agreement, in addition to the other documents required to be delivered pursuant to Exhibit A of the Trust Agreement, then on the date the Trust Account is liquidated, you are hereby irrevocably instructed by the Company to immediately deliver from the Trust Account an aggregate amount equal to USD $38,090,534.23 (the “Aggregate Amount”) in consideration for the delivery (through the DWAC System to the Company’s account) of an aggregate of 3,852,237 shares of the Company’s common stock (the “Shares”) beneficially owned by Victory Park Credit Opportunities Master Fund, Ltd. and Victory Park Special Situations Master Fund, Ltd. (each an “Investor” and, collectively, the “Investors”) which shall be distributed to such Investors contemporaneously in the amounts indicated on Schedule A hereto prior to the release of any funds from the Trust Account to the Company or any other third party. Such amounts shall be delivered to the Investors in accordance with the bank wire instructions delivered to you by each of the Investors. To the extent there is less than the Aggregate Amount remaining in the Trust Account upon distribution to the Investors, then such lesser amount shall be allocated to the Investors pari passu.
The funds distribution described above is for the benefit of the Investors, each of whom is hereby made a third party beneficiary of these irrevocable instructions with rights of enforcement.
Each of the Company and Trustee acknowledges that the instructions contained herein may not be amended, modified, waived or otherwise changed by the Company, Trustee or any other person without the prior written consent of all the Investors.
In order to expedite payment, attached is Victory Park’s Form W-8s.
Kindly acknowledge where indicated below, your receipt and understanding of these instructions and return a copy to Mintz Levin Cohn Ferris Glovsky and Popeo, PC, 666 Third Avenue, New York, New York 10017, attention: Jeffrey P. Schultz, Esq., Fax Number: (212) 983-3115; Phone Number: (212) 692-6732; and to Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154, attention: Mitchell Nussbaum, Fax Number: (212) 937-3943.

A facsimile signed and electronically delivered copy of this letter shall be deemed an original.

Very truly yours, CHINA HOLDINGS ACQUISITION CORP.
By:
Name:
Title:

Acknowledged and Agreed: CONTINENTAL STOCK TRANSFER & TRUST COMPANY
By:
Name:
Title: